May 9, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kathleen Collins

Re:	Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended December 3, 2010
Filed January 27, 2011
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2011 with respect to our Annual Report on Form 10-K for the fiscal year ended December 3, 2010 (the “Report”), filed on January 27, 2011. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 3, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 72

1.                                       We are still considering your response to prior comment 2. In order to assist us in our evaluation, please provide us with the amount of cash and investments held by foreign subsidiaries considered to be permanently reinvested for the past five quarters. Additionally, please explain further as to why these amounts fluctuate significantly from period to period, including how the timing of intercompany transactions impact this balance.

2.                                      Additionally, you indicate that “a majority” of your cash and investments are held by foreign subsidiaries. In future filings, please clarify further the extent of cash held in foreign subsidiaries (e.g. substantially all, a significant majority, etc.) to provide the reader a better idea of the materiality of these amounts.

Per our phone conversation on April 27, 2011, we respectfully acknowledge the position of the Staff and in our quarterly filing on Form 10-Q for the period ended June 3, 2011 and in our future annual filings effective with our Annual Report on Form 10-K for fiscal 2011, we will revise our current disclosure in Liquidity and Capital Resources to clarify further the extent of cash held by foreign subsidiaries as follows:

“Our cash and investments totaled $2.5 billion as of December 3, 2010. Of this amount, approximately 70% was held by our foreign subsidiaries and subject to material repatriation tax effects. Our intent is to permanently reinvest a significant portion of our earnings from foreign operations, and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would provide for and pay additional U.S. taxes in connection with repatriating these funds.”

Item 8. Financial Statements and Supplementary Data

Note10. Income Taxes

Per our phone conversation on April 27, 2011, we respectfully acknowledge the Staff’s additional verbal comment regarding income tax expense under Regulation S-X Rule 4-08(h)(1)(i). Effective with our Annual Report on Form 10-K for fiscal 2011, we will include income before income taxes from domestic operations in our current Income Taxes footnote disclosure as follows:

“Income before income taxes for fiscal 2011, 2010 and 2009 consisted of the following (in thousands):

	2011		2010	2009

Domestic	$	xxx,xxx	$283,820	$279,095
Foreign	xxx,xxx		659,331	422,425
Income before income taxes	$	xxx,xxx	$943,151	$701,520

Domestic income before taxes is significantly lower than foreign income before taxes due to certain accounting charges that our foreign subsidiaries are not required to bear under foreign accounting standards.  These charges do not lower our domestic income subject to U.S. tax.”

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ MARK GARRETT
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)